

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 18, 2019

Daniel Maudlin
Chief Financial Officer
HAYNES INTERNATIONAL INC
1020 West Park Avenue
Kokomo, Indiana 46904-9013

> **Re: HAYNES INTERNATIONAL INC**
> **Form 10-K for Fiscal Year Ended September 30, 2018**
> **Filed November 15, 2018**
> **File No. 001-33288**

Dear Mr. Maudlin:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2018

Note 6. Income Taxes, page 65

1.   We note that you have net deferred tax assets of $23.5 million as of September 30, 2018, and that you are been in a three-year cumulative loss position on a consolidated basis and for your US jurisdiction. Finally, we did not note any analysis in your Critical Accounting Policies and Estimates section of MD&A that details the positive evidence and why the positive evidence outweighs the significance negative evidence of 3-year cumulative loss for your US jurisdiction. Please provide us with your comprehensive analysis of the specific positive and negative evidence management evaluated in arriving at the conclusion that a full valuation allowance is not needed as of September 30, 2018. Your analysis should include the weighting of the evidence that is commensurate with the extent to which it is objectively verified. For any tax-planning strategies that you are relying on in your analysis, please ensure that your discussion provides us with a detailed explanation of the nature and any uncertainties, risk, and assumptions for those strategies. Please refer to ASC 740-10-30- 16 - 740-10-30-25, ASC 740-10-55-39 - 740-10-55-48,

and ASC 740-10-55-120 - 740-10-55-123 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or Al Pavot, Staff Accountant, at (202) 551-3738, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction